UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.

(Translation of the registrant’s name into English)

TD Place, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into Triple Flag Precious Metals Corp.’s registration statements on Form F-10 (File No. 333-279789) and Form S-8 (File No. 333-267209).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the three and nine months ended September 30, 2026
99.2	Unaudited Condensed Interim Consolidated Financial Statements as of and for the three and nine months ended September 30, 2026
99.3	52-109F2 - Certification of Interim Filings - CEO
99.4	52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PRECIOUS METALS CORP.

Date: November 3, 2026	By:	/s/ C. Warren Beil
Name: C. Warren Beil
Title: General Counsel